SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PACIFICARE HEALTH SYSTEMS, LLC

(Name of Subject Company (Issuer))

PACIFICARE HEALTH SYSTEMS, LLC

UNITEDHEALTH GROUP INCORPORATED

(Name of Filing Person (Issuer))

3% Convertible Subordinated Debentures Due 2032

(Title of Class of Securities)

695112 AG7 and 695112 AF9

(CUSIP Number of Class of Securities)

Copy to:

Dannette L. Smith, Esq. Deputy General Counsel and Assistant Secretary UnitedHealth Group Incorporated UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota 55343 (952) 936-1300	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 343-7962

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $105,556,669.50	Amount of Filing Fee**: $11,295

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 3% Convertible Subordinated Debentures Due 2032 (the “Debentures”) upon a fundamental change, pursuant to the applicable indenture, calculated as the sum of (a) $104,667,000, representing 100% of the principal amount of the Debentures outstanding, plus (b) $889,669.50, representing accrued and unpaid interest on the Debentures through January 30, 2006, the day prior to the currently anticipated repurchase date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction. Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by PacifiCare Health Systems, LLC (The “Company”) and UnitedHealth Group Incorporated (“UnitedHealth Group”) on December 30, 2005. This Amendment relates to right of each holder of 3% Convertible Subordinated Debentures Due 2032 (the “Debentures”) the Debentures to sell and the obligation of the Company to purchase the Debentures, upon the terms and subject to the conditions set forth in the Indenture, the Debentures, (the “Put Option”) the Fundamental Change Notice dated December 30, 2005 (the “Original Notice”), and the related materials previously filed as exhibits to the Schedule TO. This Amendment also relates to an offer (the “Conversion Offer”), combined with the Put Option, to pay holders of the Debentures a fee in exchange for (i) conversions by such holders of Debentures, and (ii) consents by such holders of Debentures to an amendment to the Indenture under which the Debentures were issued. In connection with making the Conversion Offer, the Company has revised the Original Notice and the related notice materials to update the Put Option and incorporate the Conversion Offer (such revised notice and related materials are referred to as the “Revised Notice”). This Amendment amends and supplements the Schedule TO as set forth below.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

Items 1 through 9 of the Schedule TO are amended and supplemented as provided in the Revised Notice filed herewith.

Item 12.	Exhibits.

(a)(1)(A)	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures Due 2032, dated January 5, 2006.

(a)(1)(B)	Form of Revised Conversion or Purchase Notice.

(a)(1)(C)	Form of Revised Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)*	First Supplemental Indenture, dated as of September 14, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)*	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 30, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFICARE HEALTH SYSTEMS, LLC

By:	/s/ ROBERT W. OBERRENDER
Name:	Robert W. Oberrender
Title:	Treasurer

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DANNETTE L. SMITH
Name:	Dannette L. Smith
Title:	Deputy General Counsel and Assistant Secretary

Dated: January 5, 2006

EXHIBIT INDEX

(a)(1)(A)	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures Due 2032, dated January 5, 2006.

(a)(1)(B)	Form of Revised Conversion or Purchase Notice.

(a)(1)(C)	Form of Revised Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)*	First Supplemental Indenture, dated as of September 14, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)*	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 30, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.